FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated June 24, 2011

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Investor Release		Magyar Telekom

IR contacts:	Position:	Telephone:	E-mail address:
Krisztina Förhécz	Head of Investor Relations	+36-1-457-6029	forhecz.krisztina@telekom.hu
Linda László	IR manager	+36-1-457-6084	laszlo.linda@telekom.hu
Márton Szot	IR manager	+36-1-458-0453	szot.marton@telekom.hu
Márton Teremi	IR manager	+36-1-457-6229	teremi.marton@telekom.hu

Magyar Telekom Board Approves an Agreement in Principle with the Staff of the U.S. Securities and Exchange Commission

Budapest — June 24, 2011 — Magyar Telekom (Reuters: MTEL.BU and Bloomberg: MTELEKOM HB), the leading Hungarian telecommunications service provider announces that its Board of Directors has approved an agreement in principle with the staff of the U.S. Securities and Exchange Commission (the “SEC”) to settle the SEC’s investigation relating to the Company.

As previously disclosed, the Audit Committee of Magyar Telekom Plc. (the “Company”) conducted an internal investigation regarding certain contracts relating to the activities of the Company and/or its affiliates in Montenegro and Macedonia that totaled more than EUR 31 million. In particular, the internal investigation examined whether the Company and/or its Montenegrin and Macedonian affiliates had made payments prohibited by U.S. laws or regulations, including the U.S. Foreign Corrupt Practices Act (the “FCPA”). The Company’s Audit Committee informed the United States Department of Justice (the “DOJ”) and the SEC of the internal investigation. The DOJ and the SEC commenced investigations into the activities that were the subject of the internal investigation. The Company has previously disclosed the results of the internal investigation.

Magyar Telekom announces that today its Board of Directors has approved an agreement in principle with the staff of the SEC to resolve the SEC’s investigation of the Company’s possible violations of the FCPA through a settlement. Pursuant to the agreement in principle, the Company, without admitting or denying the allegations against it, would consent to a U.S. court order permanently enjoining it from any future FCPA violations and to the payment by the Company of disgorgement and a conditional civil penalty. The agreement in principle reflects the SEC staff’s consideration of the Company’s self-reporting, remediation and cooperation with the SEC’s investigation. The agreement in principle is not a final settlement of the SEC’s investigation and the terms of any final settlement would be subject to final approval by the Company’s Board of Directors, the SEC and a U.S. District Court.

The Company continues to engage in discussions with the DOJ regarding the possibility of resolving the DOJ’s investigation as to the Company through a negotiated settlement. The Company may be unable to reach a negotiated settlement with the DOJ. Any resolution of the DOJ investigation could result in criminal sanctions, including monetary penalties against the Company, which could have a material effect on the Company’s financial position, results of operations or cash flows, as well as require additional changes to its business practices and compliance program. The Company cannot predict whether or when a resolution of the DOJ investigation will occur, or the terms, conditions, or other parameters of any such resolution.

In light of the agreement in principle with the SEC staff, and the ongoing negotiations with the DOJ, the Company will recognize a provision of HUF 11.7 billion (USD 62.4 million) in connection with these investigations in the second quarter of 2011. However, the amount of any payment obligation upon final settlement or other resolution of these investigations may differ from the amount of the provision.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2010 filed with the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director
Capital Markets and Acquisitions

Date: June 24, 2011